Exhibit 99.7

 Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Systems Ltd.
 ir@nice.com

NICE Actimize ERCM Solutions Recognized as 2016 Operational Risk
Technology Product of the Year (Sell Side) by Risk Magazine

Judging criteria included risk management, innovation, and
quality of service and customer satisfaction

NEW YORK and LONDON – February 23, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the industry's largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, was awarded the 2016 Operational Risk Technology Product of the Year (Sell Side) by Risk Magazine, a leading financial risk management journal, at its recently held 2016 awards ceremony. The award cited NICE Actimize’s leadership and innovation with its Enterprise Risk Case Management (ERCM) solutions platform. Risk Magazine is part of IncisiveMedia Group which includes market leading brands such as Risk.net, Chartis Research and Waters Technology magazine.

This year’s awards consisted of 31 categories, addressing excellence at financial institutions, clearing houses, exchanges and more, with six categories specifically focused on market risk, trading and operational risk technologies. Following its shortlisting process, Risk conducted a series of interviews with potential finalists, as well as with customers and other market participants. The final decisions, made by Risk's editors and journalists, weighed a number of factors, including risk management, creativity and innovation, quality of service and customer satisfaction, and engagement with regulatory issues.

The Risk Magazine Awards editorial profile of NICE Actimize noted, “The vendor's Enterprise Risk Case Management (ERCM) platform is one of the most popular in the sphere of financial crime, with more than 400 customers, including many of the world's largest banks. Since its original launch nearly 15 years ago, the product has evolved to keep pace with industry developments, benefiting from significant investment and innovation. ERCM continues to win plaudits for its ability to integrate with in-house processes and detection systems.”

The article also quoted a NICE Actimize customer. “We chose ERCM because it's very flexible with what we want to do, and allows us to create a very good workflow that is specific to the user population we have across geographies. The team has listened carefully and been very attentive to our needs," says a senior IT official at a large European bank that went through a request-for-proposal process with six vendors last year and chose NICE Actimize.

“We are pleased that the Risk Magazine editorial team recognized our leadership and innovation in the operational risk management space, and gratified by the support of our global customers that led to this achievement,” said Chad Hetherington, Global Vice President & General Manager, Case Management Solutions, NICE Actimize. “Our position as a market leader has been made possible through continuous product innovation and a steadfast commitment to our customers. This is what makes this recognition so special.”

To read Risk Magazine’s full profile of NICE Actimize, please click here.

About RISK Magazine
Risk.net, incorporating Risk magazine, is the online information resource for senior financial services executives. The site delivers exclusive news published every business day, and provides access to the online editions of seven market-leading financial risk management publications (Asia Risk, Energy Risk, Insurance Risk, Operational Risk & Regulation, Risk and Structured Products). With a history spanning nearly 30 years, Risk has access to the most senior figures in the market, and gets to the heart of risk management, regulation and derivatives stories first.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hetherington are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.